                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*
                                           -----

                           BARRINGTON BANCORP, INC.
                           ------------------------
                                (Name of Issuer)

                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  068512 10 2
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 068512 102                    13G                Page 2 of 6 Pages

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago NBD Corporation 38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            131,500 shares-The Reporting Person disclaims
                          beneficial ownership of these shares. See Item 4.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             131,500 shares-The Reporting Person disclaims
                          beneficial ownership of these shares. See Item 4.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            131,500 shares-The Reporting Person disclaims beneficial ownership of these shares. See Item 4.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            16.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:
               --------------

               Barrington Bancorp, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               120 South Hough Street
               Barrington, Illinois 60010

Item 2(a).     Name of Person Filing:
               ---------------------

               First Chicago NBD Corporation ("FCN")

Item 2(b).     Address of Principal Business Office:
               ------------------------------------

               One First National Plaza
               Chicago, Illinois 60670

Item 2(c).     Citizenship:
               -----------

               FCN is a corporation organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock (the "Common" or the "Shares")

Item 2(e).     CUSIP Number
               ------------

               068512 10 2

Item 3.        Type of Person Filing:
               ---------------------

               Not applicable.

Item 4.        Ownership:
               ---------

               (a)-(b) On January 25, 1996, FCN entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company whereby FCN agreed to purchase all of the outstanding Shares of the Company for approximately $17.1 million in FCN common stock, $1.00 par value per share (the "FCN Common Stock"). Pursuant to the Merger Agreement, the parties have agreed that the Company will be merged with and into FCN (the "Merger").

                       The Merger Agreement provides that each Share of the
               Company (other than certain excluded shares) will be exchanged for FCN Common Stock valued at $25.85. The exchange ratio will be determined based on the average closing price of FCN Common Stock during a 10-day period ending on the fifth trading date prior to the effective date of the Merger.

                       In order to induce FCN to enter into the Merger
               Agreement, the Company has granted to FCN an option (the "Option") to purchase up to 131,500 Shares, which represents 19.9 percent of the currently outstanding shares and which would represent 16.6 percent of the outstanding Shares assuming exercise of the Option in full. This Option is exercisable only upon the occurrence of certain Acquisition Events (as defined below) relating to the Company. The exercise price of the Option is $20.50 per Share. It is anticipated that, should the Option become exercisable and should FCN elect to exercise the Option, FCN would obtain the funds for purchase from working capital.

                       FCN may exercise the Option only if any of the following
               events (each, an "Acquisition Event") has occurred:

                  (a) On or after the fifth day preceding the scheduled initial expiration date of a bona fide tender or exchange offer for 20% or more of the then outstanding Shares of the Company by any person, entity, corporation or group other than FCN or any of its subsidiaries (a "Person");

                  (b) the execution by the Company of a letter of intent or
               other agreement whereby a Person would have the right to acquire control of the Company or any of its subsidiaries or all or substantially all the assets of the Company or any of its subsidiaries;

                  (c) withdrawal by the Company's Board of Directors of its
               recommendation to its stockholders of the approval of the Merger or the acceptance by the Company's Board of Directors of, or the recommendation by the Company's Board of Directors that the Company's stockholders accept, an offer from any Person to merge or consolidate with or acquire 20% or more of the then outstanding Shares or all or substantially all the assets of the Company or any of its subsidiaries;

                  (d) the acquisition by any Person of 20% or more of the then outstanding Shares; or

                  (e) any of the events described in paragraphs (b) or (c) above occur within 180 days after the Merger Agreement is terminated in whole or in part because of a breach by the Company of any of the terms and provisions of the Merger Agreement.

                      Additionally, the Option may not be exercised at any time
               that (a) FCN is in material breach of the Merger Agreement unless such breach is in response, or subsequent, to a material breach of the Merger Agreement by the Company or any of its subsidiaries or, (b) FCN has not received all required regulatory approvals for such exercise. FCN will not exercise the Option to the extent that the aggregate number of Shares purchased upon exercise of the Option and the number of Shares as to which FCN and its affiliates, directly or indirectly, including in a fiduciary capacity, have the sole or shared power to vote or direct the vote or sole or shared power to dispose of or direct the disposition thereof exceeds 4.99% of the issued and outstanding Shares after giving effect to the exercise of the Option unless it has received all required regulatory approvals for such exercise.

                      The consummation of the Merger is subject to approval of
               the Company's stockholders and various bank regulatory authorities.

                      Given the restrictions and preconditions described above
               with respect to the exercise of the Option by FCN, the Reporting Person disclaims that it beneficially owns the Shares underlying such Option for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"). The filing of this Schedule 13G by the Reporting Person shall not be construed as an admission that such person is, for the purposes of Sections 13(d) and 13(g) of the Act, the beneficial owner of the Shares covered by this Schedule 13G.

                (c) See items 5 through 9 and item 11 on page two hereof.

Item 5.        Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not Applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:
             ----------------------------------------------------------------

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
             ------------------------------------------------------------------

             Not applicable.

Item 8.      Identification and Classification of Member of the Group:
             --------------------------------------------------------

             Not applicable.

Item 9.      Notice of Dissolution of Group:
             ------------------------------

             Not applicable.

Item 10.     Certification:
             -------------

             Not applicable.

Signature:
---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                           FIRST CHICAGO NBD CORPORATION


                                           By:  /s/ M. Eileen Kennedy
                                                -----------------------
                                                M. Eileen Kennedy
                                                Senior Vice President and
                                                Treasurer